FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Communications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

ENDESA BOARD MUST DECIDE WHETHER TO FURNISH A GUARANTEE IN THE AMOUNT OF 1,000 MILLION EUROS TO SUSPEND, BY INJUNCTION, THE OPA OF GAS NATURAL

•	The Board of Directors of Endesa now confronts the key decision of stopping the OPA, which can harm its shareholders as well as those of Gas Natural.

•	Gas Natural will study the decision of the ruling before adopting the legal measures it deems adequate to defend its interests and those of its shareholders.

On September 20, 2005, Endesa initiated legal actions in two Barcelona courts for proceedings relating to financial assistance and collusion. On November 23 and 24, before the Judge was to issue a decision, Endesa desisted from both actions. Immediately thereafter, on November 25, Endesa filed the same complaints in Madrid, which went to the Court for Business Matters No. 3.

According to the ruling issued today, which does not prejudge the merits of the case, and at Endesa’s request, the Court has suspended the performance of the agreement executed between Gas Natural and Iberdrola, as well as the processing of the OPA for Endesa formulated by Gas Natural, as injunctive measures in the lawsuit for the alleged collusive agreement between Gas Natural and Iberdrola.

In view of the significance of the risks brought about by the adoption of these suspensive measures in a transaction of such magnitude in the securities market, the effectiveness of the injunctive measures is conditioned on the submission by Endesa of guarantees in the amount of 1,000 million euros, to address any possible damages arising from the adoption of such injunctive measures. These guarantees will have to take the form of a unconditional, indefinite bank guarantee (aval bancario), which can be executed on first demand, and must be furnished within the maximum term of ten days.

Gas Natural is analyzing the ruling notified to it and will proceed to adopt the measures that are adequate to defend its interests.

This company understands that the agreement executed with Iberdrola was intended to adequately resolve the asset divestiture process which it was required to do as a result of the resolution adopted by the Council of Ministers within the scope of defense of competition. This agreement does not imply the existence of a collusive agreement, as Endesa claims.

Gas Natural points out that the agreement with Iberdrola has always been subject to the approval of the authorities, in particular, the antitrust authorities, and has already been examined by various administrative agencies, without any of them classifying the agreement as collusive. Furthermore, it should be emphasized that at this time there are major international transactions in progress that have remedial plans similar to the agreement signed between Gas Natural and Iberdrola.

Therefore, regardless of whether or not there was a prior agreement with Iberdrola, there would likewise have been an asset divestiture process for reasons of competition, and thus, Gas Natural was ahead of itself and proposed to the authorities an agreement for the divestiture of certain assets.

Damaging Decision for Endesa shareholders

Subsequent to the systematic obstruction “by tooth and nail” announced by the Endesa Board of Directors, the electricity company has filed appeals against all the proceedings and authorizations obtained by Gas Natural during this entire process. The objective has always remained the same: The basic issue and its reasons do not matter, it is a question solely of obtaining injunctive measures to stop the transaction.

To this effect, the latest appeal by Endesa was filed before a New York court, whereby it demanded preliminary injunctive relief and a temporary restraining order seeking to cripple the OPA. The temporary restraining order was rejected by the Judge, and Endesa further decided to desist from the preliminary injunction proceedings, a decision that it communicated to the market last Friday.

In Gas Natural’s opinion, with all these actions, the directors of Endesa have not pursued their shareholders’ interests, since such injunctive measures leading to the suspension of the OPA do not have the purpose of increasing the value to be received by the shareholders, but rather to cause the offer to disappear and keep the Endesa shareholders from ever deciding whether or not to accept the offer presented to them.

If the Endesa directors agree to furnish the guarantee of 1,000 million euros, they will stop the process of OPAs to which the electricity company is subject for an indefinite period of time and could incur significant economic liabilities while harming Gas Natural as well as its own shareholders.

Barcelona, March 21, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: March 21, 2006	By:	/s/ Carlos J. Álvarez Fernández
Name: Carlos J. Álvarez Fernández
Title: Chief Financial Officer